    As filed with the Securities and Exchange Commission on February 27, 2003

                                                   1933 Act File No. 333-103373
                                                    1940 Act File No. 811-03763

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact name of Trust: CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 143

B.   Name of Depositor: CLAYMORE SECURITIES, INC.

C.   Complete address of Depositor's principal executive offices:

                     210 North Hale Street
                     Wheaton, Illinois 60187

D.   Name and complete address of agents for service:

     CLAYMORE SECURITIES, INC.
     Attention:  Nicholas Dalmaso, Esq.
     Executive Vice President and General Counsel
     210 North Hale Street
     Wheaton, Illinois  60187

     CHAPMAN AND CUTLER
     Attention:  Eric F. Fess, Esq.
     111 West Monroe Street
     Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

/ /  immediately upon filing pursuant to paragraph (b)

/ /  on (date) pursuant to paragraph (b)

/ /  60 days after filing pursuant to paragraph (a)

/ /  on (date) pursuant to paragraph (a) of rule 485 or 486

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F. Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

/X/ Check box if it is proposed that this filing will become effective on February 27, 2003 at 1:30 P.M. Eastern Time pursuant to Rule 487.

               CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 143


               CLAYMORE OPPORTUNITY PORTFOLIO, UTILITIES SERIES 2


                  CLAYMORE PREFERRED PLUS PORTFOLIO, SERIES 2


                                [CLAYMORE LOGO]


                   PROSPECTUS PART A DATED FEBRUARY 27, 2003



             PORTFOLIOS OF STOCKS SELECTED BY CLAYMORE SECURITIES.


The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.
           Any representation to the contrary is a criminal offense.

 INVESTMENT SUMMARY
--------------------------------------------------------------------------------

                                    OVERVIEW


   Claymore Securities Defined Portfolios, Series 143 is a unit investment trust that consists of two separate and distinct trusts: the Claymore Opportunity Portfolio, Utilities Series 2 (the "UTILITIES TRUST") and the Claymore Preferred Plus Portfolio, Series 2 (the "PREFERRED PLUS TRUST") (the "TRUSTS," and individually, a "TRUST"). Claymore Securities, Inc. ("CLAYMORE" or the "SPONSOR") serves as the sponsor of the trusts.



   The trusts are scheduled to terminate in approximately 6 years.



                              CLAYMORE OPPORTUNITY
                         PORTFOLIO, UTILITIES SERIES 2


   USE THIS INVESTMENT SUMMARY TO HELP YOU DECIDE WHETHER AN INVESTMENT IN THIS TRUST IS RIGHT FOR YOU. MORE DETAILED INFORMATION CAN BE FOUND LATER IN THIS PROSPECTUS.


                              INVESTMENT OBJECTIVE



   The trust seeks to maximize total return through capital appreciation and income. The possibility of current income is a secondary objective to the objective of capital appreciation.



                         PRINCIPAL INVESTMENT STRATEGY



   The trust consists of the stocks of utility companies. The trust is diversified across the utility sector including integrated electric, pipeline and gas distribution companies. The sponsor selects stocks within the sector that it believes have the potential to achieve the trust's investment objective.



   See "Investment Policies" in Part B of the prospectus for more information.



                               SECURITY SELECTION



   The sponsor selects companies from within the utility sector by examining factors that include, but are not limited to:



   - products and/or services offered by the companies;



   -  the competitive environment;



   -  research and development capabilities;



   -  potential acquisitions;



   -  financing; and



   - a fundamental and technical equity valuation assessment.



   By employing these steps the sponsor hopes to identify companies for the trust that represent the best relative values in the utility sector.



   As of the trust's inception date (the "INCEPTION DATE"), the securities in each portfolio are approximately equally dollar weighted.



                                PRINCIPAL RISKS



   As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:



   - STOCK PRICES CAN BE VOLATILE. The value of your investment may fall over time.



   - THE SPONSOR DOES NOT ACTIVELY MANAGE THE PORTFOLIO. The trust will generally hold, and may continue to buy, the same stocks even though the stock's outlook or its market value or yield may have changed.


2  Investment Summary

   - Share prices or dividend rates on the stocks may decline during the life of the trust.



   - The trust is concentrated in the utility industry. Adverse developments in this industry may significantly affect the value of your units. Companies involved in the utility industry must contend with environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices, taxes, government regulation, price and supply fluctuations, competition and energy conservation.



   See "Risk Factors" in Part B of the Prospectus and "Investment Risks" in Part A of the Prospectus for additional information.



                               WHO SHOULD INVEST



   You should consider this investment if:



   - You want to own a defined portfolio of stocks selected from the utility sector.



   -  You seek total return primarily through capital appreciation.



   -  The trust represents only a portion of your overall investment portfolio.



   You should not consider this investment if:



   - You are uncomfortable with a portfolio's concentration in a single industry sector.


   -  You are uncomfortable with the risks of an unmanaged investment in stocks.

   -  You want high current income or capital preservation.
--------------------------------------------------------------------------------


                             ESSENTIAL INFORMATION
                           (AS OF THE INCEPTION DATE)



INCEPTION DATE                                                 February 27, 2003



UNIT PRICE                                                                $10.00



TERMINATION DATE                                               February 27, 2009



DISTRIBUTION DATE                                         The 25th of each month
                                                          commencing March, 2003



RECORD DATE                                               The 15th of each month
                                                          commencing March, 2003



CUSIP NUMBERS



CASH DISTRIBUTIONS (ALL ACCOUNTS)                                      18384P169



REINVESTED DISTRIBUTIONS
Standard Accounts                                                      18384P177
Fee Accounts                                                           18384P185



TICKER                                                                    COPUBX



PORTFOLIO DIVERSIFICATION



INDUSTRY                                                  APPROXIMATE PERCENTAGE
Electric-Integrated                                                       70.00%
Gas-Distribution                                                           25.00
Pipelines                                                                   5.00
Total                                                                    100.00%



MINIMUM INVESTMENT
Standard accounts                                               $1,000/100 units



Retirement accounts and
custodial accounts for minors                                      $250/25 units

--------------------------------------------------------------------------------
                               FEES AND EXPENSES
   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.


                                             PERCENTAGE              AMOUNT
                                             OF PUBLIC             PER $1,000
 INVESTOR FEES                             OFFERING PRICE         INVESTED(4)
 -------------                             --------------         -----------
 INITIAL SALES FEE PAID ON PURCHASE(1)            1.00%              $10.00
 DEFERRED SALES FEE(2)                            3.45                34.50
 CREATION AND DEVELOPMENT FEE(3)                  0.50                 5.00
                                             ---------               ------
 MAXIMUM SALES FEES
 (including creation and development fee)         4.95%              $49.50
                                             =========               ======


                                                           Investment Summary  3

 ESTIMATED ORGANIZATION COSTS
 (amount per 100 units paid by trust at
 end of initial offering period or after
 six months, at the discretion of the
 sponsor)                                  $       8.00
                                           ============



                                             APPROXIMATE       AMOUNT
ANNUAL FUND                                  % OF PUBLIC         PER
OPERATING EXPENSES                        OFFERING PRICE(4)   100 UNITS
------------------                        -----------------   ---------
Trustee's fee                                      0.095%      $0.950
Sponsor's supervisory fee                          0.030        0.300
Evaluator's fee                                    0.035        0.350
Bookkeeping and administrative fee                 0.025        0.250
Estimated other trust operating
 expenses(5)                                      0.0175         0.18
                                            ------------       ------
Total                                             0.2025%      $ 2.03
                                            ============       ======



(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D FEE") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred charges begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.
(2) The deferred sales fee is fixed at $0.345 per unit and is deducted in monthly installments of $0.115 per unit on the last business day of each month from August, 2003 through October, 2003. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time.
(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be ninety days from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50%; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50%.
(4) Based on 100 units with a $10 per unit Public Offering Price as of the Inception Date.
(5) Other operating expenses do not include brokerage cost and other transactional fees.



                                    EXAMPLE

   This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust each year, the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:


1 year                                              $595
3 years                                             $636
5 years                                             $676
10 years                                            $778


   These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees or transaction fees that broker-dealers may charge for processing redemption requests.

   See "Expenses of the Trust" in Part B of the prospectus for additional information.


                     ESTIMATED ANNUAL INCOME DISTRIBUTIONS



   The portfolio's estimated annual income distributions are $0.509 per unit for the first year. The amount of distributions may increase or decrease as securities in the portfolio mature, are called or are sold, as the dividends received change or as fees and expenses increase or decrease. Estimated distributions assume that all of the securities and expected dividends are delivered to the portfolio. These figures are estimates as of the business day prior to the Inception Date; actual payments may vary.



   See "Expenses of the Trust" in Part B of the prospectus for additional information.


4  Investment Summary

                                TRUST PORTFOLIO


CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 143
CLAYMORE OPPORTUNITY PORTFOLIO, UTILITIES SERIES 2
THE TRUST PORTFOLIO AS OF THE INCEPTION DATE, FEBRUARY 27, 2003

--------------------------------------------------------------------------------


                                                                          Price
Ticker           Company                                    Initial        per        Cost to
Symbol           Name(1)                Industry             Shares       Share   Portfolio(2)(3)
-------------------------------------------------------------------------------------------------
  LNT   Alliant Energy             Electric-Integrated               476  $15.70     $  7,473
        Corporation
  AEE   Ameren Corporation         Electric-Integrated               194   38.78        7,523
  CIN   Cinergy Corporation        Electric-Integrated               235   31.80        7,473
   ED   Consolidated Edison        Electric-Integrated               193   38.54        7,438
        Incorporated
  EXC   Exelon Corporation         Electric-Integrated               151   49.41        7,461
  FPL   FPL Group Incorporated     Electric-Integrated               132   56.52        7,461
  GXP   Great Plains Energy        Electric-Integrated               335   22.30        7,471
        Incorporated
  KSE   KeySpan Corporation        Gas-Distribution                  234   31.86        7,455
  NFG   National Fuel Gas Company  Pipelines                         383   19.50        7,469
  GAS   Nicor Incorporated         Gas-Distribution                  247   30.08        7,430
   NI   NiSource Incorporated      Electric-Integrated               441   16.96        7,479
  NST   NSTAR                      Electric-Integrated               184   40.40        7,434
  PNW   Pinnacle West Capital      Electric-Integrated               247   30.11        7,437
        Corporation
  PGN   Progress Energy            Electric-Integrated               191   38.86        7,422
        Incorporated
  PEG   Public Service Enterprise  Electric-Integrated               216   34.50        7,452
        Group Incorporated
  SRE   Sempra Energy              Gas-Distribution                  308   24.08        7,417
   SO   Southern Company/The       Electric-Integrated               266   28.18        7,496
  VVC   Vectren Corporation        Gas-Distribution                  362   20.64        7,472
  WGL   WGL Holdings Incorporated  Gas-Distribution                  297   25.11        7,458
  WPS   WPS Resources Corporation  Electric-Integrated               197   37.85        7,456
                                                                                     --------
                                                                                     $149,177
                                                                                     ========



(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on February 26, 2003. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the evaluator was made using the market value per share as of the Evaluation Time on February 26, 2003. For securities quoted on a national or foreign securities exchange or Nasdaq National Market System, securities are generally valued at the closing sales price.

(3)  There was a $158 loss to the sponsor on the Inception Date.



                                                           Investment Summary  5

                            CLAYMORE PREFERRED PLUS
                              PORTFOLIO, SERIES 2


   USE THIS INVESTMENT SUMMARY TO HELP YOU DECIDE WHETHER AN INVESTMENT IN THIS TRUST IS RIGHT FOR YOU. MORE DETAILED INFORMATION CAN BE FOUND LATER IN THIS PROSPECTUS.


                              INVESTMENT OBJECTIVE



   The trust seeks to provide high current income.



                         PRINCIPAL INVESTMENT STRATEGY



   The trust consists of a diversified portfolio of preferred stocks and/or trust preferred securities (the "SECURITIES"). The trust may include domestic and foreign securities of various issuers including energy producers, financial services providers, utilities, and real estate investment trusts ("REITS"). Certain of the securities may be rated below investment grade (Baa or BBB) as determined by Moody's Investors Services, Inc. ("MOODY'S") and/or Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("STANDARD & POOR'S"). The trust will be concentrated in securities of companies in the financial services industry.



                               SECURITY SELECTION



   The sponsor has selected for the portfolio preferred stocks and/or trust preferred securities believed to have the best potential to achieve the trust's investment objective. Preferred securities have characteristics of both debt and equity. The sponsor believes that an investment in a portfolio of preferred securities offers investors an opportunity to receive the income flow advantages of bonds while still enjoying the liquidity benefits of equity securities. The trust is carefully diversified across the preferred market, with close attention paid to dividend yield, credit quality, call protection, diversification and liquidity.



   As of the trust's inception date (the "INCEPTION DATE"), approximately 90% of the securities included in the trust are rated, as of the Inception Date, in the category of "Baa" or better by Moody's or in the category of "BBB" or better by Standard & Poor's.



   On the Inception Date, approximately 10% of the trust's portfolio is invested in securities that are rated below investment grade by either Moody's or Standard & Poor's. High-yield or "junk" securities, the generic names for securities rated below "BBB" by Standard & Poor's and "Baa" by Moody's, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Securities that are rated investment grade by either Standard & Poor's and Moody's will be deemed to be investment grade for purposes of the trust even if the security has received a below investment grade rating by either party. Obligations rated below investment grade should be considered speculative as these ratings indicate a quality of less than investment grade. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.



   TRUST PREFERRED SECURITIES. As of the Inception Date, 100% of the trust consists of trust preferred securities. Trust preferred securities are limited life preferred securities typically issued by corporations, generally in the form of interest bearing notes or preferred securities, or by an affiliated business trust of a corporation,


6  Investment Summary
generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. Dividend payments of the trust preferred securities generally coincide with interest payments on the underlying obligations. Unlike preferred stocks, distributions for trust preferred securities are generally treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction. Trust preferred securities and the underlying subordinated debentures typically rank senior to the company's common and preferred stock and junior to the company's senior debt, subordinated debt and other indebtedness.



   Certain trust preferred securities have maturity dates. The maturities of the trust preferred securities included in the trust range from approximately 16.8 to 94.6 years.



   As of the Inception Date, the securities in the trust are approximately equally dollar weighted.



   See "Description of Ratings" in Part B of the prospectus for additional information regarding the ratings criteria.



                           PORTFOLIO DIVERSIFICATION
                           (AS OF THE INCEPTION DATE)



                                                    APPROXIMATE
                                                     PORTFOLIO
SECTOR                                              PERCENTAGE
------                                              ----------
Property/Casualty Insurance                              10.05%
Electric-Integrated                                       6.67
Finance-Consumer Loans                                    6.67
Multimedia                                                6.67
Reinsurance                                               6.67
Aerospace/Defense-Equipment                               3.33
Auto-Cars/Light Trucks                                    3.33
Cellular Telecommunication                                3.33
Commercial Banks-Central US                               3.33
Diversified Manufacturing Operation                       3.33
Finance-Commercial                                        3.33
Finance-Credit Card                                       3.33
Finance-Mortgage Loan/Banker                              3.33
Insurance Brokers                                         3.33
Life/Health Insurance                                     3.33
Multi-line Insurance                                      3.33
REITS-Apartments                                          3.33
REITS-Health Care                                         3.33
REITS-Office Property                                     3.33
REITS-Shopping Centers                                    3.33
Retail-Major Dept Store                                   3.33
Retail-Toy Store                                          3.33
S&L/Thrifts-Western US                                    3.33
Wireless Equipment                                        3.33
                                                        100.00%



                                PRINCIPAL RISKS



   You can lose money by investing in the trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:



   - SHARE PRICES CAN BE VOLATILE. The value of your investment may fall over time.



   - RISING INTEREST RATES WILL GENERALLY REDUCE THE VALUE OF YOUR UNITS. Typically, securities with longer periods before maturity are more sensitive to interest rate changes.


                                                           Investment Summary  7

   - AN ISSUER MAY BE UNWILLING OR UNABLE TO MAKE PRINCIPAL PAYMENTS AND/OR TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your units.



   - THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the primary offering period.



   - THE TRUST WILL RECEIVE EARLY RETURNS OF PRINCIPAL IF SECURITIES ARE CALLED OR SOLD BEFORE THEY MATURE. If this happens your income will decline and you may not be able to reinvest the money you receive at as high a yield or as long a maturity.



   - CERTAIN OF THE SECURITIES ARE RATED BELOW INVESTMENT GRADE AND ARE CONSIDERED TO BE "JUNK" SECURITIES. Below investment grade obligations are considered to be speculative and are subject to greater market and credit risks, and accordingly, the risk of non-payment or default is higher than investment grade securities. In addition, such securities may be more sensitive to interest rate changes and more likely to receive early returns of principal.



   - CERTAIN OF THE SECURITIES ARE RATED AS INVESTMENT GRADE BY ONLY ONE RATING AGENCY. As a result, such split-rated securities may have more speculative characteristics and are more subject to a greater risk of default than securities rated as investment grade by both Moody's and Standard & Poor's.


   - Certain of the securities included in the trust may be foreign securities or American Depositary Receipts that evidence ownership of underlying foreign securities. FOREIGN SECURITIES PRESENT RISKS BEYOND THOSE OF U.S. ISSUERS INCLUDING:



      - loss resulting from currency fluctuations,



      - possible withholding taxes, and



      - differing accounting practices.



   - WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. The trust will generally hold, and may continue to buy, the same securities even though the security's outlook or rating or its market value or yield may have changed.



   - The trust is considered to be concentrated in securities issued by companies in the financial services industry. These include banks, insurance companies and investment firms. NEGATIVE DEVELOPMENTS IN THE FINANCIAL SERVICES INDUSTRY WILL AFFECT THE VALUE OF YOUR INVESTMENT. For example, the profitability of financial service providers is largely dependent upon the availability and cost of capital which in turn may fluctuate significantly in response to changes in interest rates and general economic developments. In particular, the following financial service providers are subject to the following risks:



      - Banks and thrifts must contend with: volatile interest rates; the adverse effects of economic recession; competition; portfolio concentrations in geographic markets and in real estate loans; and significant regulation.


8  Investment Summary

      - Insurance companies must contend with: interest rate movements; the imposition of premium rate caps; competition and pressure to compete globally; weather catastrophes and other disasters that require payouts; mortality rates; and government regulation or tax law changes.



      - Investment firms must contend with: shrinking profit margins due to new competitors; the cost of new technology; and the pressure to compete globally.



      - The trust is also considered to be concentrated in preferred stocks and/or trust preferred securities. A concentration makes the trust subject to more risk. The risks associated with these securities are described in "Investment Risks."



                               WHO SHOULD INVEST



   You should consider this investment if:



   -  You are seeking to own preferred securities in one convenient package;



   -  You want current income and diversification;



   -  The trust represents only a portion of your overall investment portfolio;
      and



   -  The trust is part of a longer term investment strategy.


   You should not consider this investment if:



   - You are unwilling to take the risks involved with owning higher-yielding preferred securities;



   -  You are seeking an aggressive high-growth investment strategy; or



   - You are unwilling to take the increased risks involved with owning non-investment grade or "junk" securities.


--------------------------------------------------------------------------------


                             ESSENTIAL INFORMATION
                           (AS OF THE INCEPTION DATE)



UNIT PRICE AT INCEPTION (PUBLIC OFFERING PRICE)  $10.00



INCEPTION DATE (INITIAL DATE OF DEPOSIT) February 27, 2003



TERMINATION DATE                                               February 27, 2009



DISTRIBUTION DATES                                       25th day of each month,
                                                          commencing March, 2003



RECORD DATES                                   15th day of each month commencing
                                                                     March, 2003



CUSIP NUMBERS
Cash distributions (all accounts)                                      18384P136
Reinvested distributions
  Standard Accounts                                                    18384P144
  Fee Accounts                                                         18384P151



SUMMARY OF RATINGS:
Standard & Poor's                                                    A     3.33%
                                                                    BBB    83.33
                                                                     BB    10.00
                                                                     NA     3.33
Moody's                                                              A    16.67%
                                                                    Baa    80.00
                                                                     Ba     3.33



TICKER                                                                    CPPPBX



MINIMUM INVESTMENT



Standard accounts                                               $1,000/100 units



Retirement accounts and
custodial accounts for minors                                      $250/25 units

--------------------------------------------------------------------------------
                               FEES AND EXPENSES
   The amounts below are estimates of the direct and indirect expenses that you may incur

                                                           Investment Summary  9
based on a $10 unit price. Actual expenses may vary.


                                             PERCENTAGE              AMOUNT
                                             OF PUBLIC             PER $1,000
 INVESTOR FEES                             OFFERING PRICE         INVESTED(4)
 -------------                             --------------         -----------
 INITIAL SALES FEE PAID ON PURCHASE(1)            1.00%              $10.00
 DEFERRED SALES FEE(2)                            3.45                34.50
 CREATION AND DEVELOPMENT FEE(3)                  0.50                 5.00
                                             ---------               ------
 MAXIMUM SALES FEES
 (including creation and development fee)         4.95%              $49.50
                                             =========               ======



 ESTIMATED ORGANIZATION COSTS
 (amount per 100 units paid by trust at
 end of initial offering period or after
 six months, at the discretion of the
 sponsor)                                  $       8.00
                                           ============



                                             APPROXIMATE       AMOUNT
ANNUAL FUND                                  % OF PUBLIC         PER
OPERATING EXPENSES                        OFFERING PRICE(4)   100 UNITS
------------------                        -----------------   ---------
Trustee's fee                                      0.095%      $0.950
Sponsor's supervisory fee                          0.030        0.300
Evaluator's fee                                    0.035        0.350
Bookkeeping and administrative fee                 0.025        0.250
Estimated other trust operating
 expenses(5)                                      0.0175         0.18
                                            ------------       ------
Total                                             0.2025%      $ 2.03
                                            ============       ======



(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D FEE") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred charges begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.
(2) The deferred sales fee is fixed at $0.345 per unit and is deducted in monthly installments of $0.115 per unit on the last business day of each month from August, 2003 through October, 2003. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time.
(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be ninety days from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50%; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50%.
(4) Based on 100 units with a $10 per unit Public Offering Price as of the Inception Date.
(5) Other operating expenses do not include brokerage cost and other transactional fees.



                                    EXAMPLE

   This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust each year, the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:


1 year                                              $595
3 years                                             $636
5 years                                             $676
10 years                                            $778


   These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees or transaction fees that broker-dealers may charge for processing redemption requests.


   See "Expenses of the Trust" in Part B of the prospectus for additional information.



                     ESTIMATED ANNUAL INCOME DISTRIBUTIONS



   The portfolio's estimated annual income distributions are $0.7429 per unit for the first year.


10  Investment Summary

The amount of distributions may increase or decrease as securities in the portfolio mature, are called or are sold, as the dividends received change or as fees and expenses increase or decrease. Estimated distributions assume that all of the securities and expected dividends are delivered to the portfolio. These figures are estimates as of the business day prior to the Inception Date; actual payments may vary.



   See "Expenses of the Trust" in Part B of the prospectus for additional information.


                                                          Investment Summary  11

                                TRUST PORTFOLIO



CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 143
CLAYMORE PREFERRED PLUS PORTFOLIO, SERIES 2
THE TRUST PORTFOLIO AS OF THE INCEPTION DATE, FEBRUARY 27, 2003

--------------------------------------------------------------------------------

                                                                                Ratings(2)
                                                                      ------------------------------    Optional     Per
Number of                                                                                Standard &    Redemption   Share
Shares(1)        Company Name                    Industry                 Moody's          Poor's     Provision(3)  Price
--------------------------------------------------------------------------------------------------------------------------
    210    AOL Time Warner            Multimedia                            Baa1            BBB+        6/21/2007   $23.70
           Incorporated
    204    AON Corporation            Insurance Brokers                     Baa3            BBB         7/13/2006    24.40
    192    AT&T Wireless Services     Cellular Telecommunication            Baa2            BBB         7/11/2007    25.81
           Incorporated
    209    Belo Corporation           Multimedia                            Baa3            BBB-        9/15/2006    24.05
    198    CIT Group Incorporated     Finance-Commercial                     A3             BBB+        2/15/2007    25.40
    194    Converium Holding AG(6)    Reinsurance                           Baa1            BBB+       12/24/2007    25.78
    196    Cooper Industries, Ltd.    Diversified Manufacturing
                                      Operation                             Baa2            BBB        12/15/2006    25.50
    195    Countrywide Financial      Finance-Mortgage Loan/ Banker         Baa1            BBB+       12/15/2006    25.60
           Corporation
    200    DaimlerChrysler AG(6)      Auto-Cars/Light Trucks                 A3             BBB+        3/21/2007    24.96
    247    DPL Incorporated           Electric-Integrated                   Baa3            BB+          7/9/2007    20.55
    192    Federal Realty Investment  REITS-Shopping Centers                Baa3            BBB-       11/27/2006    26.10
           Trust
    220    First American             Property/Casualty Insurance           Baa2            BBB         10/1/2007    23.10
           Corporation
    202    Ford Motor Credit          Finance-Consumer Loans                 A3             BBB         2/27/2007    24.80
           Corporation
    200    General Motors Acceptance  Finance-Consumer Loans                 A2             BBB          8/8/2007    25.10
           Corporation
    201    Goodrich Corporation       Aerospace/Defense-Equipment           Baa3            BBB          1/6/2008    24.80
    191    HRPT Properties Trust      REITS-Office Property                 Baa3            BBB-        9/12/2007    26.12
    202    MBNA Corporation           Finance-Credit Card                   Baa3            BB+          2/2/2006    24.85
    203    Motorola Incorporated      Wireless Equipment                    Baa2            BBB         6/18/2007    24.60
    206    Post Properties,           REITS-Apartments                      Baa3            BBB-        3/25/2003    24.40
           Incorporated
    195    Provident Financial        Commercial Banks-Central US           Baa3            BBB-        7/15/2007    25.70
           Group, Incorporated
    209    Renaissancere Holdings     Reinsurance                           Baa1             NA          3/1/2007    23.83
           Ltd.
    201    SAFECO Corporation         Multi-line Insurance                  Baa2            BBB-        7/15/2007    24.95
    206    Sears, Roebuck & Company   Retail-Major Dept Store               Baa1             A-         7/15/2007    24.44
    191    Senior Housing Properties  REITS-Health Care                     Ba3             BB-         6/15/2006    26.46
           Trust
    209    The Phoenix Companies,     Life/Health Insurance                 Baa3            BBB+        1/15/2007    23.95
           Incorporated
    196    The St. Paul Companies     Property/Casualty Insurance            A3             BBB-       11/13/2006    25.55
           Incorporated
    559    Toys "R" Us, Incorporated  Retail-Toy Store                      Baa3            BBB         7/31/2006     9.02
    201    W. R. Berkley Corporation  Property/Casualty Insurance           Baa3            BBB-       12/15/2006    24.80
    195    Washington Mutual,         S&L/Thrifts-Western US                Baa1            BBB-         2/1/2007    25.95
           Incorporated
    194    Xcel Energy, Incorporated  Electric-Integrated                   Baa1            BBB-        7/11/2007    25.60
           or Northern States Power


Number of      Cost to
Shares(1)  Portfolio(4)(5)
---------
    210       $  4,977

    204          4,978
    192          4,956

    209          5,026
    198          5,029
    194          5,001
    196
                 4,998
    195          4,992

    200          4,992
    247          5,076
    192          5,011

    220          5,082

    202          5,010

    200          5,020

    201          4,985
    191          4,989
    202          5,020
    203          4,994
    206          5,026

    195          5,012

    209          4,980

    201          5,015
    206          5,035
    191          5,054

    209          5,006

    196          5,008

    559          5,042
    201          4,985
    195          5,060

    194          4,966

              --------
              $150,325
              ========


Notes to Portfolio

(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on February 26, 2003. All contracts for domestic securities are expected to be settled by the initial settlement date for the purchase of units.

(2) See "Description of Ratings" in Part B of the prospectus for a brief description of the rating symbols and their meanings.

12  Investment Summary

(3) The securities are first redeemable on such date and at such price as listed above. Optional redemption provisions, which may be exercised in whole or in part, are at prices of par or stated value. Optional redemption provisions generally will occur at times when the redeemed securities have an offering side evaluation which represents a premium over par or stated value. To the extent that the securities were acquired at a price higher than the redemption price, this will generally represent a loss of capital when compared with the Public Offering Price of the Units when acquired. Distributions will generally be reduced by the amount of the dividends which otherwise would have been paid with respect to redeemed securities, and any principal amount received on such redemption after satisfying any redemption requests for units received by the trust will generally be distributed to unitholders. Certain of the securities have provisions which would allow for their redemption prior to the earliest stated call date pursuant to the occurrence of certain extraordinary events.

(4) Valuation of securities by the trustee was made using the market value per share as of the Evaluation Time on February 26, 2003. Subsequent to inception, securities are valued, for securities quoted on a national securities exchange or Nasdaq National Market System, or a foreign securities exchange, at the closing sales price.

(5)  There was a $194 loss to the sponsor on the Inception Date.

(6) This security represents the security of a foreign company which trades directly on a United States national securities exchange.



                                                          Investment Summary  13

 UNDERSTANDING YOUR INVESTMENT
--------------------------------------------------------------------------------

                                HOW TO BUY UNITS

   You can buy units of a trust on any business day by contacting your financial professional. Unit prices are available daily on the Internet at www.claymoresecurities.com. The unit price includes:

   -  the value of the stocks,

   -  the initial sales fee, and

   -  cash and other net assets in the portfolio.

   We often refer to the purchase price of units as the "OFFER PRICE" or the "PUBLIC OFFERING PRICE." We must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.

   VALUE OF THE STOCKS. The sponsor serves as the evaluator of each trust (the "EVALUATOR"). We determine the value of the stocks as of the close of the New York Stock Exchange on each day that the exchange is open (the "EVALUATION TIME").

   PRICING THE STOCKS. We generally determine the value of stocks using the last sale price for stocks traded on a national or foreign securities exchange or the Nasdaq Stock Market. In some cases we will price a stock based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will only do this if a stock is not principally traded on a national or foreign securities exchange or the Nasdaq Stock Market, or if the market quotes are unavailable or inappropriate.

   The sponsor determined the initial prices of the stocks shown in "Trust Portfolio" in this prospectus. The sponsor determined these initial prices as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

   ORGANIZATION COSTS. During the initial offering period, part of your purchase price includes a per unit amount sufficient to reimburse us for some or all of the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, legal fees, federal and state registration fees and the initial fees and expenses of the trustee. Your trust will sell stocks to reimburse us for these costs at the end of the initial offering period or after six months, at the discretion of the sponsor.


   TRANSACTIONAL SALES FEE. You pay a fee when you buy units. We refer to this fee as the "TRANSACTIONAL SALES FEE." The transaction sales fee has both an initial and a deferred component and is 4.45% of the Public Offering Price based on a $10 unit. This percentage amount of the transactional sales fee is based on the unit price on the Inception Date. Because the transactional sales fee equals the difference between the maximum sales fee and the C&D Fee, the percentage and dollar amount of the transactional sales fee will vary as the unit price varies. The transactional sales fee does not include the C&D Fee which is described under "Expenses of the


14  Understanding Your Investment

Trust" in Part B of the Prospectus and in "Fees and Expenses" in Part A of the Prospectus.



   INITIAL SALES FEE. Based on a $10 unit, the initial sales fee is initially 1% of the Public Offering Price. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge (4.95% of the Public Offering Price) and the sum of the maximum remaining deferred sales fees and the C&D Fee (initially $0.395 per unit). The dollar amount and percentage amount of the initial sales fee will vary over time.



   DEFERRED SALES FEE. To keep your money working longer, we defer payment of the rest of the transactional sales fee through the deferred sales fee ($0.345 per unit).


   REDUCING YOUR SALES FEE. We offer a variety of ways for you to reduce the maximum sales fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Since the deferred sales fee and the C&D Fee are a fixed dollar amount per unit, your trust must charge the deferred sales fee and the C&D Fee per unit regardless of any discounts. However, if you are eligible to receive a discount such that your total maximum sales fee is less than the fixed dollar amount of the deferred sales fee and the C&D Fee, we will credit you the difference between your maximum sales fee and the sum of the deferred sales fee and the C&D Fee at the time you buy units.

   LARGE PURCHASES. You can reduce your maximum sales fee by increasing the size of your investment.

   INVESTORS WHO MAKE LARGE PURCHASES ARE ENTITLED TO THE FOLLOWING SALES CHARGE
REDUCTIONS:


                      Sales Charge
                       Reductions
                     (as a % of the
                         Public
                     Offering Price)
Purchase Amount(1)   ---------------
Less than $50,000              0%
$50,000 - $99,999           0.25
$100,000 - $249,999         0.50
$250,000 - $499,999         1.00
$500,000 - $999,999         2.00
$1,000,000 or more          3.00



(1) Sales charge reductions are computed both on a dollar basis and on the basis of the number of units purchased, at any point of purchase, using the equivalent of 5,000 units to $50,000, 10,000 units to $100,000 etc., and will be applied on that basis which is more favorable to you.

   You may AGGREGATE unit purchases by the same person on any single day from any one broker-dealer to qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:


   -  purchases by your spouse or minor children and

   -  purchases by your trust estate or fiduciary accounts.

   You may also use a LETTER OF INTENT to combine purchases over time to qualify for a purchase level. Under this option, you must give us a letter of intent to purchase a specified amount of units of any Claymore unit trust over a specified time period. The letter must specify a time period of no more than 13 months. Once you sign a letter of intent, we will reduce your fee based on your total purchase commitment as shown in the table above. If your purchases

                                               Understanding Your Investment  15
exceed the level specified in your letter, you will still receive the additional fee reduction for your purchases shown in the table above (we will not cap your discount). If your total purchases are less than the level specified in your letter, you must pay the fee difference to us. We reserve the right to redeem your units if you do not pay the difference.

   The discounts described above apply only during the initial offering period.

   ADVISORY AND FEE ACCOUNTS. We eliminate your transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed (a "FEE ACCOUNT").

   This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with the Fee Account CUSIP number to facilitate purchases under this discount, however, we do not require that you buy units with this CUSIP number to qualify for the discount. If you purchase units with this special CUSIP number, you should be aware that all distributions will automatically reinvest into additional units of your trust. We reserve the right to limit or deny purchases of units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the trust. We, as sponsor, will receive and the unitholders will pay the C&D Fee. See "Expenses of the Trust" in Part B of the Prospectus.

   EXCHANGE OR ROLLOVER OPTION. If you are buying units of your trust in the primary market with redemption or termination proceeds from any other Claymore unit trust, you may purchase units at 99% of the maximum Public Offering Price. You may also buy units with this reduced sales fee if you are purchasing units in the primary market with (1) the termination proceeds from a non-Claymore unit trust with a similar investment strategy or (2) the redemption proceeds from a non-Claymore trust if such trust has a similar investment strategy and the corresponding Claymore trust provides a periodic update of that investment strategy. Such purchases entitled to this sales charge reduction may be classified as "ROLLOVER PURCHASES."

   Rollover Purchases are also subject to the C&D Fee. See "Expenses of the Trust" in Part B of the Prospectus.

   EMPLOYEES. We do not charge the portion of the transactional sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children and parents) of Claymore and its affiliates, or by registered representatives of selling firms and their family members (spouses, children and parents). You pay only the portion of the fee that the sponsor retains. Such purchases are also subject to the C&D Fee. This discount applies during the initial offering period and in the secondary market.

   DIVIDEND REINVESTMENT PLAN. We do not charge any transactional sales fee when you reinvest distributions from your trust into additional units of the trust. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you

16  Understanding Your Investment
with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market.

   See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for more information regarding buying units.

   HOW WE DISTRIBUTE UNITS. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee you pay to these distribution firms when they sell units. The distribution fee paid for a given transaction is as follows:


                                                          Concession per Unit:
                                                           (as a % of Public
                       Purchase Amount/                     Offering Price):
                      Form of Purchase:                     ----------------
      Less than $50,000                                              3.60%
      $50,000 - $99,999                                              3.35
      $100,000 - $249,999                                            3.10
      $250,000 - $499,999                                            2.60
      $500,000 - $999,999                                            1.60
      $1,000,000 or more                                             1.00
      Rollover Purchases                                             2.60
      Fee Account and Employee Purchases                             0.00



   We apply these amounts as a percent of the unit price per transaction at the time of the transaction. We also apply the different distribution levels on a unit basis using a $10 unit equivalent. For example, if a firm executes a transaction between 10,000 and 24,999 units, it earns 3.10% of the unit price.


   We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.


   We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. For example, we lost $158 on the initial deposit of stocks into the Utilities Trust, and $194 on the initial deposit of stocks into the Preferred Plus Trust.


   See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for additional information.

                             HOW TO SELL YOUR UNITS

   You can sell your units on any business day by contacting your financial professional or, in some cases, the trustee. Unit prices are available daily on the Internet at www.claymoresecurities.com or through your financial professional. We often refer to the sale price of units as the "BID PRICE." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

   Until the end of the initial offering period or six months after the Inception Date, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which

                                               Understanding Your Investment  17
the sponsor may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

   SELLING UNITS. We intend to, but are not obligated to, maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price which is based on their net asset value. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

   REDEEMING UNITS. You may also be able to redeem your units directly with the trustee, The Bank of New York, on any day the New York Stock Exchange is open. The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. (For what constitutes a completed redemption request, see "Purchase, Redemption and Pricing of Units - Redemption" in the Part B of the prospectus.) If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors' Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

   If you redeem your units, the trustee will generally send you a payment for your units no later than three business days after it receives all necessary documentation.

   You can generally request an in-kind distribution of the stocks underlying your units if you own units worth at least $25,000 or you originally paid at least that amount for your units. This option is generally available only for stocks traded and held in the United States. You may not request this option in the last five business days of your trust's life. We may modify or discontinue this option at any time without notice.

   EXCHANGE OPTION. You may be able to exchange your units for units of other Claymore unit trusts at a reduced sales fee. You can contact your financial professional or Claymore for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. To qualify for a reduced sales fee, you must purchase units in a subsequent trust on the same day that you redeem units of your current trust. We may discontinue this option at any time.

   For more complete information regarding selling or redeeming your units, see "Purchase, Redemption and Pricing of Units" in Part B of the prospectus.

18  Understanding Your Investment

                                 DISTRIBUTIONS

   DIVIDENDS. Your trust generally pays dividends from its net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. You can elect to:

   -  reinvest distributions in additional units of your trust at no fee, or

   -  receive distributions in cash.

   You may change your election by contacting your financial professional or the trustee. Once you elect to participate in a reinvestment program, the trustee will automatically reinvest your distributions into additional units at their net asset value on the distribution date. We waive the sales fee for reinvestments into units of your trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

   In some cases, your trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change.

   REINVEST IN YOUR TRUST. You can keep your money working by electing to reinvest your distributions in additional units of your trust. The easiest way to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the "Investment Summary" section of this prospectus. You may also make or change your election by contacting your financial professional or the trustee.

   REPORTS. The trustee will send your financial professional a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of stock evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

   See "Administration of the Trust" in Part B of the prospectus for additional information.

                                INVESTMENT RISKS

   ALL INVESTMENTS INVOLVE RISK. This section describes the main risks that can impact the value of the stocks in your portfolio. You should understand these risks before you invest. If the value of the stocks falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.


   MARKET RISK. Market risk is the risk that the value of the stocks will fluctuate. This could cause the value of your units to fall below your purchase price. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the stock's issuer or even perceptions of the issuer. Even though we carefully supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a stock solely because


                                               Understanding Your Investment  19
the market value falls as is possible in a managed fund.



   High yield or "junk" securities that are rated below investment grade are generally more susceptible to this risk than investment grade securities.



   INTEREST RATE RISK. Interest rate risk is the risk that securities in the trust will decline in value because of a rise in interest rates. Generally, securities that pay fixed rates of return will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, securities that pay fixed rates of return with longer periods before maturity are more sensitive to interest rate changes. High yield or "junk" securities that are rated below investment grade are generally more susceptible to this risk than investment grade securities.



   CREDIT AND DIVIDEND PAYMENT RISK. Credit risk is the risk that an issuer of a security in the trust is unable or unwilling to make dividend and/or principal payments. Trust preferred securities are subject to unique risks which include the fact that dividend payments will only be paid if interest payments on the underlying obligations are made. Such interest payments are dependent on the financial condition of the issuer. Dividend payments for both preferred stocks and trust preferred securities may not be paid at all or may generally be deferred for up to 20 consecutive quarters. High yield or "junk" securities that are rated below investment grade are generally more susceptible to this risk than investment grade securities.



   CALL RISK. Call risk is the risk that securities can be prepaid or "called" by the issuer before their stated maturity. If securities are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a security trading at a premium will reduce your return. Securities in the trust are more likely to be called when interest rates decline. This would result in early returns of principal to you and may result in early termination of the trust. The dates and prices upon which the securities are first subject to optional calls are provided in "The Trust Portfolio." The securities may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the securities to be removed from the trust prior to maturity or stated call dates. High yield or "junk" securities that are rated below investment grade are generally more susceptible to this risk than investment grade securities.



   SECURITY QUALITY RISK. Security quality risk is the risk that a reduction in a securities rating may decrease its value and the value of your investment in the trust. Securities ratings may be reduced at any time, including during the primary offering period of the trust. High yield or "junk" securities that are rated below investment grade are generally more susceptible to this risk than investment grade securities.



   SPLIT RATINGS RISK. Split-rated securities are those securities that, at the time of investment, are rated below investment grade by Moody's or Standard & Poor's, so long as at least one rating agency rates such securities within the four highest grades (i.e., investment grade quality). This means that a split-rated security may be regarded by one rating agency as having predominately speculative characteristics with respect to the issuer's capacity to pay interest and repay principal, and accordingly subject to a greater risk of default. The prices of split-rated securities, in the view of one but not all rating agencies, may be more sensitive than securities without a split-rating to negative developments, such as a decline in the issuer's revenues or a


20  Understanding Your Investment
general economic downturn. Preferred securities are subordinated borrowing to bonds and other debt instruments in a company's capital structure, in terms of priority to corporate income, and therefore will be subject to greater credit risk than those debt instruments.



   HIGH YIELD SECURITIES RISK. On the Inception Date approximately 10% of the securities in Preferred Plus Trust's portfolio are "high yield" or "junk" securities rated below investment grade by either Moody's or Standard & Poor's. High yield, high risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because increase in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may affect an issuer's ability to make dividend payments.



   High yield or "junk" securities, the general names for securities rated below "BBB" by Standard & Poor's and "Baa" by Moody's, are frequently issued by corporations in the growth state of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Obligations rated below investment grade should be considered speculative as these ratings indicate a quality of less than investment grade. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree. Also, the market for high-yield securities is generally smaller and less liquid than that for investment grade securities.



   INFLATION RISK. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.



   TAX AND LEGISLATION RISK. Tax legislation or positions taken by the Internal Revenue Service could affect the value of the trust by changing the tax characterizations of preferred stocks and trust preferred securities or the securities underlying the trust preferred securities. Congress has considered such proposals in the past and may do so in the future.



   CONCENTRATION RISK. When securities in a particular industry make up 25% or more of a trust, it is said to be "concentrated" in that industry which makes the trust subject to more market risk. The Preferred Plus Trust is concentrated in the securities of financial services companies, and in preferred stocks and/or trust preferred securities. The Utility Trust is concentrated in the securities of utility companies.



   FINANCIAL SERVICES INDUSTRY. Here is what you should know about a concentration in securities of the financial services industry:



   - Banks and thrifts must contend with: volatile interest rates; the adverse effects of economic recession; competition; portfolio concentrations in geographic markets and in real estate loans; and significant regulation.



   - Insurance companies must contend with: interest rate movements; the imposition of premium rate caps; competition and pressure to compete globally; weather catastrophes and other disasters that require payouts; mortality rates; and government regulation or tax law changes.


                                               Understanding Your Investment  21

   - Investment firms must contend with: shrinking profit margins due to new competitors; the cost of new technology; and the pressure to compete globally.



   TRUST PREFERRED SECURITIES. Here is what you should know about a concentration in trust preferred securities. In addition to the risks set forth above, trust preferred securities are also subject to the following risks:



   - Trust preferred securities are designed to create the same business risk for an investor as if the investor had bought the securities underlying the trust preferred securities. A corporation's ability to pay distributions on the trust preferred securities is generally dependent on whether the corporation issuing the securities is able to pay interest on the underlying securities.



   - Unitholders have no right to accelerate the trust preferred securities or the underlying securities for non-payment.



   - A corporation issuing the underlying securities may elect to defer interest payments on those securities at any time during the life of the trust preferred securities for up to 20 consecutive quarters. If such an election is made, distributions on the trust preferred securities will not be made during the deferral period. During any deferral period investors may be taxed as if the trust had received current income. In such a case, unitholders will have income taxes due, but will not have received income distributions to pay the taxes.



   - Tax or regulatory changes may change the tax characterization of the trust preferred securities or the underlying securities, and, as a result, may effect the value of your units.



   - Trust preferred securities may be subject to redemption after a certain call date or as a result of certain tax or regulatory events. This may occur prior to maturity or the trust's termination.



   UTILITY INDUSTRY. Here is what you should know about a concentration in stocks of the utility industry:



   - Companies involved in this industry must contend with the following: fluctuating consumer demand; energy conservation; the imposition of rate caps; the difficulty in obtaining fuel at reasonable prices; the difficulty of the capital market in absorbing utility debt; competition; price and supply fluctuations; international politics; interest rate fluctuations; taxes; and government regulation or deregulation.



   - Increasing sensitivity to environmental concerns will likely pose serious challenges to the industry over the coming decade.



   FOREIGN RISKS. Certain of the securities included in the trusts may be securities and/or American Depositary Receipts ("ADRs") of foreign companies. ADRs are denominated in U.S. dollars and are typically issued by a U.S. bank or trust company. An ADR evidences ownership of an underlying foreign security. The Trustee acts as the depositary for a number of ADRs. The presence of either ADRs or other foreign securities in a portfolio is indicated in "The Trust Portfolio" for a trust.


22  Understanding Your Investment

   Foreign securities present risks beyond securities of U.S. issuers. Foreign securities may be affected by:



   -  Adverse political, diplomatic and economic developments;



   -  Political or economic instability;



   -  Higher brokerage costs;



   -  Currency risk;



   -  Less liquidity;



   -  More volatile prices;



   -  Reduced government regulation;



   -  Different accounting standards;



   -  Foreign taxation; and



   -  Less publicly available information.



   The U.S. and foreign equity markets often rise and fall at different times or by different amounts due to economic or other developments particular to a given country. This phenomenon would tend to lower the overall price volatility of a trust that included both U.S. and foreign securities. Sometimes, however, global trends will cause the U.S. and foreign markets to move in the same direction, reducing or eliminating the risk reduction benefit of international investing.



   LITIGATION AND LEGISLATION RISK. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the trust. We cannot predict what impact any pending or threatened litigation will have on the share prices of the securities.


   See "Risk Factors" in Part B of the prospectus for additional information.

                              HOW THE TRUST WORKS

   YOUR TRUST. Your trust is a unit investment trust registered under the Investment Company Act of 1940 and the Securities Act of 1933. We created the trust under a trust agreement between Claymore Securities, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee). To create your trust, we deposited contracts to purchase stocks with the trustee along with an irrevocable letter of credit or other consideration to pay for the stocks. In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates.

   CHANGING YOUR PORTFOLIO. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed after its inception. Your trust will generally buy and sell stocks:

   -  to pay expenses,

   -  to issue additional units or redeem units,

   -  in limited circumstances to protect the trust,

   - to make required distributions or avoid imposition of taxes on the trust, or

   -  as permitted by the trust agreement.

                                               Understanding Your Investment  23

   Your trust will generally reject any offer for securities or property other than cash in exchange for the stocks in its portfolio. However, if a public tender offer has been made for a stock or a merger or acquisition has been announced affecting a stock, your trust may either sell the stock or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. If your trust receives securities or property other than cash, it may either hold the securities or property in its portfolio or sell the securities or property and distribute the proceeds. For example, this could happen in a merger or similar transaction.

   We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. When your trust buys stocks, it will pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in stock prices between the time we create units and the time your trust buys the stocks. When your trust buys or sells stocks, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust. We may consider whether a firm sells units of our trusts when we select firms to handle these transactions.

   TERMINATION OF YOUR TRUST. Your trust will terminate no later than the termination date listed in the "Investment Summary" section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than 20% of the value of the stocks in the trust at the end of the initial offering period. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. We may also terminate your trust in other limited circumstances.

   The trustee will notify you of any termination and sell any remaining stocks. The trustee will send your final distribution to you within a reasonable time following liquidation of all the stocks after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units. You may be able to request an in-kind distribution of the stocks underlying your units at termination. Please refer to the section entitled "How to Sell Your Units - Redeeming Units" for information on in-kind distributions.

   See "Administration of the Trust" in Part B of the prospectus for additional information.

                              GENERAL INFORMATION


   CLAYMORE. We are an investment banking firm created in 1995. In November 2001, we changed our name from Ranson & Associates, Inc. to Claymore
Securities, Inc. During our history we have been active in public and corporate finance and have distributed bonds, mutual funds and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the National Association of Securities Dealers, Inc. If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at our headquarters at 210 North Hale Road, Wheaton, Illinois 60187 or by using the contacts listed on the back cover of this prospectus. Claymore personnel may from time to time maintain a position in certain stocks held by the trust.


24  Understanding Your Investment

   Claymore and your trust have adopted a code of ethics requiring Claymore's employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

   See "Administration of the Trust" in Part B of the prospectus for additional information.

   THE TRUSTEE. The Bank of New York is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 101 Barclay Street, 20th Fl., New York, New York 10286. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying Claymore and investors.

   See "Administration of the Trust" in Part B of the prospectus for additional information.

                                    EXPENSES

   Your trust will pay various expenses to conduct its operations. The "Investment Summary" section of this prospectus shows the estimated amount of these expenses.

   Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor and evaluator for providing portfolio supervisory services and for evaluating your portfolio. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all Claymore unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

   Your trust will pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" of $0.05 per unit from the assets of the trust as of the close of the initial public offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

   Your trust will also pay its general operating expenses, including any licensing fees. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and Claymore, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee may sell securities to pay trust expenses.

   See "Expenses of the Trust" in Part B of the prospectus for additional information.

                                               Understanding Your Investment  25

                         REPORT OF INDEPENDENT AUDITORS


UNITHOLDERS
CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 143



We have audited the accompanying statements of financial condition, including the trust portfolios set forth on pages 5 and 12 of this prospectus, of Claymore Securities Defined Portfolios, Series 143, as of February 27, 2003, the initial date of deposit. These statements of financial condition are the responsibility of the trust's sponsor. Our responsibility is to express an opinion on these statements of financial condition based on our audit.



   We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. Our procedures included confirmation with The Bank of New York, trustee, of cash deposited for the purchases of securities, as shown in the statements of financial condition as of February 27, 2003. An audit also includes assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statements of financial condition provide a reasonable basis for our opinion.



   In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Claymore Securities Defined Portfolios, Series 143 as of February 27, 2003, in conformity with accounting principles generally accepted in the United States of America.


                                                              Grant Thornton LLP


Chicago, Illinois
February 27, 2003


26  Understanding Your Investment

CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 143



STATEMENTS OF FINANCIAL CONDITION
AS OF THE INCEPTION DATE, FEBRUARY 27, 2003



                                          Utility   Preferred
                                           Trust    Plus Trust
                                           -----    ----------
INVESTMENT IN STOCKS
Sponsor's contracts to purchase
 underlying stocks backed by cash
 deposited(1)(2)........................  $149,177   $150,325
                                          --------   --------
                                          $149,177   $150,325
                                          ========   ========
LIABILITIES AND INTEREST OF INVESTORS
Liabilities:
  Organization costs(3).................  $  1,205   $  1,215
  Deferred sales fee(4).................     5,198      5,238
                                          --------   --------
                                             6,403      6,453
Interest of investors:
  Cost to investors(5)..................   150,680    151,840
  Less: gross underwriting commission
   and organization costs(3)(4)(5)(6)...     7,906      7,968
                                          --------   --------
  Net interest of investors.............   142,774    143,872
                                          --------   --------
    Total...............................  $149,177   $150,325
                                          ========   ========
Number of units.........................    15,068     15,184
                                          ========   ========
Net Asset Value per Unit................  $  9.475   $  9.475
                                          ========   ========


-------------------------


(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the trustee.
(2) Cash has been deposited with The Bank of New York, trustee, covering the funds (aggregating $149,335 for the Utility Trust and $150,519 for the Preferred Plus Trust) necessary for the purchase of the securities in the trust represented by purchase contracts.
(3) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trust. These costs have been estimated at $8.00 per 100 units for the trust. A distribution will be made as of the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor) to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be deducted from the assets of the trust.
(4) The total transactional sales fee consists of an initial sales fee and a deferred sales fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the C&D Fee. On the Inception Date, the total transactional sales fee is 4.45% (equivalent to 4.657% of the net amount invested) for each of the Utility Trust and the Preferred Plus Trust. The deferred sales fee is equal to $0.345 per unit.
(5) The aggregate cost to investors includes the applicable transactional sales fee assuming no reduction of transactional sales fees for quantity purchases.
(6) The trust is committed to pay a creation and development fee of $5.00 per 100 units at the close of the initial public offering period.



                                               Understanding Your Investment  27

                     CLAYMORE SECURITIES DEFINED PORTFOLIOS
               CLAYMORE PROSPECTUS PART B DATED FEBRUARY 27, 2003


THE PROSPECTUS FOR A CLAYMORE SECURITIES DEFINED PORTFOLIO (A "TRUST") IS DIVIDED INTO TWO PARTS. PART A OF THE PROSPECTUS RELATES EXCLUSIVELY TO A PARTICULAR TRUST OR TRUSTS AND PROVIDES SPECIFIC INFORMATION REGARDING EACH TRUST'S PORTFOLIO, STRATEGIES, INVESTMENT OBJECTIVES, EXPENSES, FINANCIAL HIGHLIGHTS, INCOME AND CAPITAL DISTRIBUTIONS, HYPOTHETICAL PERFORMANCE INFORMATION, RISK FACTORS AND OPTIONAL FEATURES. PART B OF THE PROSPECTUS PROVIDES MORE GENERAL INFORMATION REGARDING THE CLAYMORE SECURITIES DEFINED PORTFOLIOS. YOU SHOULD READ BOTH PARTS OF THE PROSPECTUS AND RETAIN THEM FOR FUTURE REFERENCE. EXCEPT AS PROVIDED IN PART A OF THE PROSPECTUS, THE INFORMATION CONTAINED IN THIS PART B WILL APPLY TO EACH TRUST.

                                    CONTENTS


         General Information...............................   2
         Investment Policies...............................   2
         Risk Factors......................................   3
         Administration of the Trust.......................  12
         Expenses of the Trust.............................  17
         Portfolio Transactions and Brokerage Allocation...  18
         Purchase, Redemption and Pricing of Units.........  18
         Taxes.............................................  22
         Experts...........................................  27
         Performance Information...........................  27
         Description of Ratings............................  27

GENERAL INFORMATION

    Each trust is one of a series of separate unit investment trusts created under the name Claymore Securities Defined Portfolios and registered under the Investment Company Act of 1940 and the Securities Act of 1933. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Claymore Securities, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee).

    When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. After your trust is created, the sponsor may deposit additional securities in the trust, contracts to purchase additional securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted securities or cash (including a letter of credit) with instructions to purchase additional securities. Such additional deposits will be in amounts which will seek to maintain, for the first 90 days, as closely as possible the same original percentage relationship among the number of shares of each security in the trust established by the initial deposit of securities and, thereafter, the same percentage relationship that existed on such 90th day. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the trust will pay the associated brokerage fees.

    A trust consists of (a) the securities listed under "Trust Portfolio" in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

INVESTMENT POLICIES

    The trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

    The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the sponsor the retention of such securities would be detrimental to the trust. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the trustee may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. Pursuant to the trust agreement and with limited exceptions, the trustee may sell any securities or other properties acquired in exchange for securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property other than cash, the trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the trust, they may be accepted for deposit in a trust and either sold by the trustee or held in a trust pursuant to the direction of the sponsor.

Proceeds from the sale of securities (or any securities or other property received by the trust in exchange for securities) are credited to the Capital Account for distribution to unitholders or to meet redemptions.

    Except as stated in the trust agreement, or in the prospectus, the acquisition by the trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities, designated by the sponsor, from the trust for the purpose of redeeming units of a trust tendered for redemption and the payment of expenses and for such other purposes as permitted under the trust agreement.

    Notwithstanding the foregoing, the trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

    Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities from a trust for limited purposes, including redeeming units tendered for redemption and the payment of expenses.

RISK FACTORS

    STOCKS. An investment in units of a trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the securities and thus, in the value of the units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

    Holders of common stock incur more risk than the holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by a trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding. The value of the securities in a portfolio thus may be expected to fluctuate over the entire life of a trust to values higher or lower than those prevailing at the time of purchase.

    The sponsor's buying and selling of the securities, especially during the initial offering of units of the trust or to satisfy redemptions of units may impact upon the value of the underlying securities and the units. The publication of the list of the securities selected for the trust may also cause increased buying activity in certain of the stocks comprising the portfolio. After such announcement, investment advisory and brokerage clients of the sponsor and its affiliates may purchase individual securities appearing on the list during the course of the initial offering period or may purchase warrants issued by the sponsor or its affiliates which are based on the performance of the securities on the list. The sponsor or its affiliates may also purchase securities as a hedge against its risk on the warrants (although generally the sponsor and its affiliates will not purchase securities for their own account until after the trust portfolio has been acquired). Such buying activity in the stock of these companies or issuance of the warrants prior to the purchase of the securities by the trust may cause the trust to purchase stocks at a higher price than those buyers who effect purchases by the trust.

    FIXED PORTFOLIO. Investors should be aware that the trust is not "managed" and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the trust except under extraordinary circumstances. Investors should note in particular that the securities were selected on the basis of the criteria set forth in the prospectus and that the trust may continue to purchase or hold securities originally selected through this process even though the evaluation of the attractiveness of the securities may have changed. A number of the securities in the trust may also be owned by other clients of the sponsor. However, because these clients may have differing investment objectives, the sponsor may sell certain securities from those accounts in instances where a sale by the trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. In the event a public tender offer is made for a security or a merger or acquisition is announced affecting a security, the sponsor may instruct the trustee to tender or sell the security on the open market when, in its opinion, it is in the best interest of the unitholders of the unit to do so. Although the portfolio is regularly reviewed and evaluated and the sponsor may instruct the trustee to sell securities under certain limited circumstances, securities will not be sold by the trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the securities may not be the highest price attained by an individual security during the life of the trust. The prices of single shares of each of the securities in the trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

    LIQUIDITY. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, a trust is restricted under the Investment Company Act of 1940 from selling securities to the sponsor. The price at which the securities may be sold to meet redemptions and the value of a trust will be adversely affected if trading markets for the securities are limited or absent.


    FOREIGN SECURITIES RISK. Certain of the securities in one or more of the trusts may be of foreign issuers, and therefore, an investment in such a trust involves some investment risks that are different in some respects from an investment in a trust that invests entirely in securities of domestic issuers. Those investment risks include future political and governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, currency exchange rate fluctuations, exchange control policies, and the limited liquidity and small market capitalization of such foreign countries' securities markets. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, due to the nature of the issuers of the securities included in the trust, the sponsor believes that adequate information will be available to allow the sponsor to provide portfolio surveillance.



    Certain of the securities in one or more of the Trusts may be in ADR or GDR form. ADRs, American Depositary Receipts and GDRs, Global Depositary Receipts, represent common stock deposited with a custodian in a depositary. American Depositary Receipts and Global Depositary Receipts (collectively, the "Depositary Receipts") are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the terms ADR and GDR generally include American Depositary Shares and Global Depositary Shares, respectively.



    Depositary Receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the Depositary Receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues Depositary Receipts generally charges a fee, based on the price of the Depositary Receipts, upon issuance and cancellation of the Depositary Receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the Depositary Receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from the application of the tax laws of one nation to nationals of another and from certain practices in the Depositary Receipts market may also exist with respect to certain Depositary Receipts. In varying degrees, any or all of these factors may affect the value of the Depositary Receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of Depositary Receipts may be different than those of holders of the underlying shares, and the market for Depositary Receipts may be less liquid than that for the underlying shares. Depositary Receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.



    For the securities that are Depositary Receipts, currency fluctuations will affect the United States dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the Depositary Receipts and consequently the value of the securities. The foreign issuers of securities that are Depositary Receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in Depositary Receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.



    On January 1, 1999, Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain (eleven of the fifteen member countries of the European Union ("EU")) established fixed conversion rates between their existing sovereign currencies and the euro. On such date the euro became the official currency of these eleven countries. As of January 1, 1999, the participating countries no longer control their own monetary policies by directing independent interest rates for their currencies. Instead, the authority to direct monetary policy, including money supply and official interest rates for the euro, is exercised by the new European Central Bank. The conversion of the national currencies of the participating countries to the euro could negatively impact the market rate of the exchange between such currencies (or the newly created euro) and the U.S. dollar. In addition, European corporations, and other entities with significant markets or operations in Europe (whether or not in the participating countries), face strategic challenges as these entities adapt to a single transnational currency. The euro conversion may have a material impact on revenues, expenses or income from operations; increase competition due to the increased price transparency of EU markets; effect issuers' currency exchange rate risk and derivatives exposure; disrupt current contracts; cause issuers to increase spending on information technology updates required for the conversion; and result in potential adverse tax consequences. The sponsor is unable to predict what impact, if any, the euro conversion will have on any of the issuers of securities contained in a trust.



    FINANCIAL SERVICES RISKS. An investment in units of the Preferred Plus Trust should be made with an understanding of the problems and risks inherent in the financial services industry in general.



    Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.



    The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have undergone substantial change in recent years. The recently enacted Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Starting in mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the trust's portfolio.



    Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multi-line insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.



    In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and (vii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.



    The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulations. The sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.



    All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations could cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.



    Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws" or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.



    While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.



    Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited securities which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as on the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the equity securities included in the trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.



    PREFERRED STOCK RISKS. Certain securities in the Preferred Plus Trust may be preferred stock. If this is the case, an investment in units should be made with an understanding of the risks which an investment in preferred stocks entails, including the risk that the financial condition of the issuers of the securities or the general condition of the preferred stock market may worsen, and the value of the preferred stocks and therefore the value of the units may decline. Preferred stocks may be susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, market liquidity, and global or regional political, economic or banking crises. Preferred stocks are also vulnerable to congressional reductions in the dividends-received deduction which would adversely affect the after-tax return to the investors who can take advantage of the deduction. Such a reduction might adversely affect the value of preferred stocks in general. Holders of preferred stocks, as owners of the entity, have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, other senior preferred stocks of, such issuers. Preferred stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or senior preferred stocks will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the securities may be expected to fluctuate over the life of the trust to values higher or lower than those prevailing on the Initial Date of Deposit.



    TRUST PREFERRED SECURITIES RISKS. Holders of trust preferred securities incur risks in addition to or slightly different than the typical risks of holding preferred stocks. Trust preferred securities are limited-life preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities issued by corporations, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. The maturity and dividend rate of the trust preferred securities are structured to match the maturity and coupon interest rate of the interest-bearing notes, preferred securities or subordinated debentures. Trust preferred securities usually mature on the stated maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain circumstances at any time. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions on the trust preferred securities are generally treated as interest rather than dividends for federal income tax purposes. Unlike most preferred stocks, distributions received from trust preferred securities are generally not eligible for the dividends-received deduction. Certain of the risks unique to trust preferred securities include: (i) distributions on trust preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-bearing notes, preferred securities or subordinated debentures may defer interest payments on these instruments for up to 20 consecutive quarters and if such election is made, distributions will not be made on the trust preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the trust preferred securities prior to their stated maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi) trust preferred securities holders have very limited voting rights; and (vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the trust preferred securities, is dependent on the financial condition of the issuing corporation.



    MARKET DISCOUNTS OR PREMIUMS. Certain of the securities may have been deposited at a market discount or premium principally because their dividend rates are lower or higher than prevailing rates on comparable securities. The current returns of market discount securities are lower than comparably rated securities selling at par because discount securities tend to increase in market value as they approach maturity. The current returns of market premium securities are higher than comparably rated securities selling at par because premium securities tend to decrease in market value as they approach maturity. Because part of the purchase price is returned through current income payments and not at maturity, an early redemption at par of a premium security will result in a reduction in yield to the trust. Market premium of discount attributable to dividend rate changes does not indicate market confidence or lack of confidence in the issue.



    UTILITY SECTOR RISKS. An investment in units of the Utility Trust should be made with an understanding of the problems and risks such an investment may entail.



    Trusts concentrated in the utility sector invest in securities of companies involved in the energy, utility and alternative power industries. The business activities of companies held in these industries may include: production, generation, transmission, marketing, control, or measurement of energy or energy fuels; providing component parts or services to companies engaged in the above activities; energy research or experimentation; environmental activities related to the solution of energy problems, such as energy conservation and pollution control and other utility industries.



    The securities of many companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments.



    According to the U.S. Department of Commerce, the factors which will most likely shape the energy industry include the price and availability of oil from the Middle East, changes in United States environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices. Factors which the sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented, during the Persian Gulf crisis, and continues to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The restoration of a large portion of Kuwait and Iraq's production and export capacity could lead to such a development in the absence of substantial growth in world oil demand. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.



    Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in this country and abroad could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spill and other environmental damage.



    Securities held by trusts concentrated in the utility sector include electric, natural gas and other utility companies that create, manufacture and develop technological applications, including natural gas vehicles, fuel cells and super efficient boilers for electric generation. Securities of companies in the utility field are subject to value and price fluctuations caused by certain factors, including government regulations, taxes, rate caps, changes in supplies, prices and interest rates, energy conservation international politics and environmental considerations that limit operations, delay technological advances, increase costs, and increase competition which increases the difficulty of obtaining financing for construction projects and of obtaining adequate capital return.


    ADDITIONAL DEPOSITS. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees. To minimize this effect, the trusts will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.


    Some of the securities may have limited trading volume. The trustee, with directions from the sponsor, will endeavor to purchase securities with deposited cash as soon as practicable reserving the right to purchase those securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those securities. This could, however, result in the trusts' failure to participate in any appreciation of those securities before the cash is invested. If any cash remains at the end of this period (and such date is within the 90-day period following the inception date) and cannot be invested in one or more securities, at what the sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of the trust, the sponsor reserves the right to sell securities over a period of up to 20 business days to lessen the impact of its sales on the market price of the securities. The proceeds received by unitholders following termination of the trust will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date.

    LITIGATION AND LEGISLATION. At any time litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the securities in a trust or the issuers of the securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the trust or will not impair the ability of issuers to achieve their business goals.


ADMINISTRATION OF THE TRUST

    DISTRIBUTIONS TO UNITHOLDERS. Income received by a trust is credited by the trustee to the Income Account of the trust. Other receipts are credited to the Capital Account of a trust. Income received by a trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

    The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

    The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of a trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

    DISTRIBUTION REINVESTMENT. Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested into additional units of their trust without a sales fee.

    Your trust will pay any deferred sales fee per unit regardless of any sales fee discounts. However, if you elect to have distributions on your units reinvested into additional units of your trust, you will be credited the amount of any remaining deferred sales charge on such additional units at the time of reinvestment.

    Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the record date applicable to any distribution in order to be in effect for such record date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent.

    The Program Agent is The Bank of New York. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York at its Unit Investment Trust Division office.

    STATEMENTS TO UNITHOLDERS. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

    The accounts of a trust are required to be audited annually, at the related trust's expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of the trust. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, generally setting forth for the trust:

 (A) As to the Income Account:

      (1) Income received;

      (2) Deductions for applicable taxes and for fees and expenses of the trust and for redemptions of units, if any; and

      (3) The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

 (B) As to the Capital Account:

      (1) The dates of disposition of any securities and the net proceeds received therefrom;

      (2) Deductions for payment of applicable taxes and fees and expenses of the trust held for distribution to unitholders of record as of a date prior to the determination; and

      (3) The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

 (C) The following information:

      (1) A list of the securities as of the last business day of such calendar year;

      (2) The number of units outstanding on the last business day of such calendar year;

      (3) The redemption price based on the last evaluation made during such calendar year;

      (4) The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for each such distribution.

    RIGHTS OF UNITHOLDERS. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

    AMENDMENT AND TERMINATION. The trust agreement may be amended by the trustee and the sponsor without the consent of any of the unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or
(3) to make such provisions as shall not adversely affect the interests of the unitholders. The trust agreement with respect to any trust may also be amended in any respect by the sponsor and the trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66 2/3% of the units then outstanding of the trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the trust. In no event shall the trust agreement be amended to increase the number of units of a trust issuable thereunder or to permit the acquisition of any securities in addition to or in substitution for those initially deposited in the trust, except in accordance with the provisions of the trust agreement. The trustee shall promptly notify unitholders of the substance of any such amendment.

    The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date set forth in Part A of the prospectus. If the value of a trust shall be less than the applicable minimum value stated in the prospectus (generally 20% of the total value of securities deposited in the trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained.

    Beginning nine business days prior to, but no later than, the mandatory termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

    The trustee will attempt to sell the securities as quickly as it can during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

    Approximately thirty days prior to termination of certain trusts, the trustee will notify unitholders of the termination and provide a form allowing qualifying unitholders to elect an in-kind distribution (a "DISTRIBUTION IN KIND"). A unitholder who owns the minimum number of units shown in Part A of the prospectus may request a Distribution In Kind from the trustee instead of cash. The trustee will make a Distribution In Kind through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of a trust and cash from the Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder's Distribution In Kind to facilitate the distribution of whole shares. The sponsor may terminate the Distribution In Kind option at any time upon notice to the unitholders. Special federal income tax consequences will result if a unitholder requests a Distribution In Kind.

    Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof (upon surrender for cancellation of certificates for units, if issued) their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

    The sponsor currently intends, but is not obligated, to offer for sale units of a subsequent series of certain trusts at approximately one year after the inception date of such trusts. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price which includes a reduced sales fee. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

    THE TRUSTEE. The trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its Unit Investment Trust Division offices at 101 Barclay Street, 20th Fl., New York, New York 10286, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

    The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

    Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

    THE SPONSOR. Claymore Securities, Inc., the sponsor, is an investment banking firm created as Ranson & Associates, Inc., in 1995 and is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Claymore Securities, Inc. is also the sponsor and successor sponsor of Series of Ranson Unit Investment Trusts and The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. On October 29, 2001, Ranson & Associates, Inc. was acquired by Claymore Group LLC. The sale to Claymore Group LLC was financed by a loan from The Bank of New York, the trustee. In November 2001, the sponsor changed its name from Ranson & Associates, Inc. to Claymore Securities, Inc. Claymore
Securities, Inc. has been active in public and corporate finance and has sold bonds and unit investment trusts and maintained secondary market activities relating thereto. At present, Claymore Securities, Inc. which is a member of the National Association of Securities Dealers, Inc., is the sponsor to each of the above-named unit investment trusts. The sponsor's offices are located at 210 North Hale Street, Wheaton, Illinois 60187.

    If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

    THE SUPERVISOR AND THE EVALUATOR. Claymore Securities, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the trustee in which event the trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the trustee to each unitholder.

    LIMITATIONS ON LIABILITY. The sponsor is liable for the performance of its obligations arising from its responsibilities under the trust agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

    The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

    The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

EXPENSES OF THE TRUST


    The sponsor does not charge a trust an annual advisory fee. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust. The sponsor and/or its affiliates do, also, receive an annual fee as set forth in Part A of the Prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the Trust (the "SPONSOR'S SUPERVISORY FEE"). In providing such supervisory services, the sponsor may purchase research from a variety of sources, which may include dealers of the trusts. If so provided in Part A of the prospectus, the sponsor may also receive an annual fee for providing bookkeeping and administrative services for a trust (the "BOOKKEEPING AND ADMINISTRATIVE FEE"). Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided in Part A of the prospectus, the evaluator may also receive an annual fee for performing evaluation services for the trusts (the "EVALUATOR'S FEE"). In addition, if so provided in Part A of the prospectus, a trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research. The trust will bear all operating expenses. Estimated annual trust operating expenses are as set forth in Part A of the prospectus; if actual expenses are higher than the estimate, the excess will be borne by the trust. The estimated expenses include listing fees but do not include the brokerage commissions and other transactional fees payable by the trust in purchasing and selling securities.


    The trustee receives for its services that fee set forth in Part A of the prospectus. The trustee's fee which is calculated monthly, is based on the largest number of units of a trust outstanding at any time during the period subsequent to the inception date. The Sponsor's Supervisory Fee, the Bookkeeping and Administrative Fee and the Evaluator's Fee are calculated monthly and are based on the largest number of units outstanding at any time during the period for which such compensation is being computed. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds. In addition, the Sponsor's Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator's Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent" since the establishment of the trust. In addition, with respect to any fees payable to the sponsor or an affiliate of the sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Claymore is the sponsor in any calendar year exceed the actual cost to the sponsor or its affiliates of supplying such services, in the aggregate, in such year.

    The trust will also will pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" as a fixed dollar amount at the close of the initial offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

    The following additional charges are or may be incurred by the trust:
(a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from gross negligence, bad faith or willful misconduct on its part;
(f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful malfeasance or its reckless disregard for its obligations under the trust agreement; (g) any offering costs incurred after the end of the initial offering period; and (h) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. The sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of a trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the trust.



    The trust shall also bear the expenses associated with updating the trust's registration statement and maintaining registration or qualification of the units and/or a trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust's sponsor.



    The sponsor periodically undertakes sales promotion programs with authorized dealers and may pay them the full applicable sales charge as a commission. In addition, the sponsor may provide support at its own expense to authorized dealers in connection with sales meetings, seminars, prospecting seminars and other events at which the sponsor presents its products and services. Under certain circumstances, the sponsor also will share with authorized dealers up to half the costs of advertising that features the products and services of both parties.


PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

    When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units. In addition, in selecting among firms to handle a particular transaction, the sponsor may take into account whether the firm has sold or is selling products which it sponsors.

PURCHASE, REDEMPTION AND PRICING OF UNITS

    PUBLIC OFFERING PRICE. Units of a trust are offered at the public offering price (which is based on the aggregate underlying value of the securities in the trust and includes the initial sales fee plus a pro rata share of any accumulated amounts in the accounts of the trust). The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D FEE"). The maximum sales fee is set forth in Part A of the prospectus. The deferred sales fee and the C&DFee will be collected as described in this prospectus. Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee, the remaining deferred sales fee payments and the C&D Fee. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust ("ORGANIZATION COSTS"). These organization costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, at the discretion of the sponsor. As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders properly received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the trustee, sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

    The value of the securities is determined on each business day by the evaluator based on the closing sale prices on a national securities exchange or The Nasdaq National Market or by taking into account the same factors referred to under "Computation of Redemption Price."

    PUBLIC DISTRIBUTION OF UNITS. During the initial offering period, units of a trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

    The sponsor intends to qualify units of a trust for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

    Certain commercial banks may be making units of a trust available to their customers on an agency basis. Furthermore, as a result of certain legislative changes effective November 1999, banks are no longer prohibited from certain affiliations with securities firms. This new legislation grants banks new authority to conduct certain authorized activity, such as sales of Units, through financial subsidiaries. A portion of the sales charge discussed above is retained by or remitted to the banks or their financial subsidiaries for these agency and brokerage transactions. The sponsor reserves the right to change the concessions or agency commissions set forth in the prospectus from time to time. In addition to such concessions or agency commissions, the sponsor may, from time to time, pay or allow additional concessions or agency commissions, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of units of unit investment trusts underwritten by the sponsor. At various times the sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the sponsor, or participates in sales programs sponsored by the sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the sponsor in its discretion may from time to time pursuant to objective criteria established by the sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of units of a trust. Such payments are made by the sponsor out of its own assets, and not out of the assets of any trust. These programs will not change the price unitholders pay for their units or the amount that a trust will receive from the units sold. The difference between the discount and the sales charge will be retained by the sponsor.

    The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

    SPONSOR PROFITS. The sponsor will receive gross sales fees equal to the percentage of the public offering price of the units of a trust described in the prospectus. In addition, the sponsor may realize a profit (or sustain a loss) as of the date a trust is created resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the trust. Thereafter, on subsequent deposits the sponsor may realize profits or sustain losses from such deposits. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities in the trust.

    MARKET FOR UNITS. After the initial offering period, the sponsor may maintain a market for units of a trust offered hereby and continuously offer to purchase said units at prices, determined by the evaluator, based on the value of the underlying securities. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

    REDEMPTION. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its Unit Investment Trust Division office in the city of New York. Unitholders must sign the request, and such transfer instrument, exactly as their names appear on the records of the trustee. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

    Redemption shall be made by the trustee no later than the third business day following the day on which a tender for redemption is received (the "REDEMPTION DATE") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

    Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

    Unitholders tendering units for redemption may request a Distribution In Kind from the trustee in lieu of cash redemption. A unitholder may request a Distribution In Kind of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder is (1) entitled to receive at least $25,000 of proceeds as part of his or her distribution or if he paid at least $25,000 to acquire the units being tendered and (2) the unitholder has elected to redeem at least thirty days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in-kind redemption option may be terminated by the sponsor at any time. The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

    The right of redemption may be suspended and payment postponed for more than three business days following the day on which tender for redemption is made
(1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.


    COMPUTATION OF REDEMPTION PRICE. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in a trust. The redemption price per unit is the pro rata share of each unit in a trust determined generally on the basis of (i) the cash on hand in the trust or moneys in the process of being collected and (ii) the value of the securities in the trust less (a) amounts representing taxes or other governmental charges payable out of the trust,
(b) any amount owing to the trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. The evaluator may determine the value of the securities in the trust in the following manner: if the securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, such evaluation shall generally be based on the last available sale price on or immediately prior to the Evaluation Time on the exchange or Nasdaq which is the principal market therefor, which shall be deemed to be the New York Stock Exchange if the securities are listed thereon (unless the evaluator deems such price inappropriate as a basis for evaluation) or, if there is no such available sale price on such exchange, at the last available bid prices (offer prices for primary market purchases) of the securities. If the securities are not so listed or, if so listed, the principal market therefor is other than on such exchange or there is no such available sale price on such exchange, such evaluation shall generally be based on the following methods or any combination thereof whichever the evaluator deems appropriate: (i) on the basis of the current bid price (offer prices for primary market purchases) for comparable securities (unless the evaluator deems such price inappropriate as a basis for evaluation), (ii) by determining the valuation of the securities on the bid side (offer side for primary market purchases) of the market by appraisal or (iii) by any combination of the above. If the trust holds securities denominated in a currency other than U.S. dollars, the evaluation of such security shall be converted to U.S. dollars based on current bid side (offer side for primary market purchases) exchange rates (unless the evaluator deems such prices inappropriate as a basis for valuation).


    RETIREMENT PLANS. A trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts to $250. Fees and charges with respect to such plans may vary.


    OWNERSHIP OF UNITS. Ownership of units will not be evidenced by certificates. All evidence of ownership of units will be recorded in book entry form either at Depository Trust Company("DTC") through an investor's brokers' account or through registration of the units on the books of the trustee. Units held through DTC will be registered in the nominee name of Cede & Co. Individual purchases of beneficial ownership interest in the trust will be made in book entry form through DTC or the trustee. Ownership and transfer of units will be evidenced and accomplished by book entries made by DTC and its participants if the units are evidenced at DTC, or otherwise will be evidenced and accomplished by book entries made by the trustee. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants. Beneficial owners of units will receive written confirmation of their purchases and sale from the broker dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the unitholder. Unitholders must sign such written request exactly as their names appear on the records of the trust. The signatures must be guaranteed by a participant in the STAMP or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be acceptable by the trustee.


    Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

TAXES


    This section summarizes some of the main U.S. federal income tax consequences of owning units of the trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.



UTILITY TRUST TAX CONSEQUENCES


    In the opinion of Chapman and Cutler, counsel for the trust, under existing law:

    TRUST STATUS. The trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of the securities and other assets held by the trust, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each security when such income would be considered to be received by you if you directly owned the trust's assets. This is true even if you elect to have your distributions automatically reinvested into additional units. In addition, the income from the trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay trust expenses (including the deferred sales charge, if any).


    YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If the Utility Trust disposes of securities, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each security or other trust asset by apportioning the cost of your units, generally including sales charges, among each security or other trust asset ratably according to their value on the date you purchase your units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).



    If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years.


    Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.


    ROLLOVERS. If you elect to have your proceeds from the Utility Trust rolled over into the next series of the trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your units of the trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical securities or other trust assets under the wash sale provisions of the Internal Revenue Code.

    DISTRIBUTION IN KIND. Under certain circumstances, as described in this prospectus, you may request a Distribution In Kind when you redeem your units or at the Utility Trust's termination. By electing to receive a Distribution In Kind, you will receive whole shares of stock plus, possibly, cash.


    You will not recognize gain or loss if you only receive securities in exchange for your pro rata portion of the securities held by the trust. However, if you also receive cash in exchange for a trust asset or a fractional share of a security held by the trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such trust asset or fractional share.


    LIMITATIONS ON THE DEDUCTIBILITY OF TRUST EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of the Utility Trust's income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by the trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.



    FOREIGN, STATE AND LOCAL TAXES. Distributions by the Utility Trust that are treated as U.S. source income (e.g., dividends received on securities of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by the trust that are derived from certain dividends of securities of a foreign corporation may not be subject to U.S. income taxation and withholding in the case of units held by non-resident alien individuals, foreign corporations or other non-U.S. persons.



    Some distributions by the Utility Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by the trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.



PREFERRED PLUS TRUST TAX CONSEQUENCES



    ASSETS OF THE TRUST. The Preferred Plus Trust will hold one or more of the following: (i) stock in domestic and foreign corporations (the "STOCKS")
(ii) various debt obligations (the "DEBT OBLIGATIONS") and (iii) equity interests in real estate investment trusts (the "REIT SHARES"). All of the assets held by the trust constitute the "TRUST ASSETS." For purposes of this federal tax discussion, it is assumed that the Stocks constitute equity, the Debt Obligations constitute debt the interest on which is included in gross income, and the REIT Shares constitute qualifying shares in real estate investment trusts for federal income tax purposes.



    In the opinion of Chapman and Cutler, counsel for the Preferred Plus Trust, under existing law:



    TRUST STATUS. The Preferred Plus Trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of the Trust Assets and as such you will be considered to have received a pro rata share of income (e.g., interest, accruals of original issue discount, dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions automatically reinvested into additional units. In addition, the income from the trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay trust expenses (including the deferred sales charge, if any).

    YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If the Preferred Plus Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your units, generally including sales charges, among each Trust Asset ratably according to their value on the date you purchase your units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, or in the case of accruals of original issue discount, market discount, premium and accrued interest, as discussed below).



    If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years.



    Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations. Capital gain received from assets held for more than one year that is considered "unrecaptured
Section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gain dividend, if any, that may be treated as long term gain from property held for more than five years eligible for the 18% (or 8%) tax rate, or that may be subject to the 25% tax rate, will be made based on regulations prescribed by the United States Treasury.



    DIVIDENDS FROM REIT SHARES. Some dividends on the REIT Shares may qualify as "capital gain dividends," taxable to you as long-term capital gains. If you hold a unit six months or less or if the trust holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to be received) with respect to such REIT Share. Distributions of income or capital gains declared on REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January.



    DIVIDENDS RECEIVED DEDUCTION. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received by the trust, because the dividends received deduction is not available for dividends from most foreign corporations or from REITs, or for dividends with respect to trust preferred securities that are treated as debt for federal income tax purposes.



    DISCOUNT, ACCRUED INTEREST AND PREMIUM ON DEBT OBLIGATIONS. Some Debt Obligations may have been sold with original issue discount. This generally means that the Debt Obligations were originally issued at a price below their face (or par) value. Original issue discount accrues on a daily basis and generally is treated as interest income for federal income tax purposes. Your basis of each Debt Obligation which was issued with original issue discount must be increased as original issue discount accrues.

    Some of the Debt Obligations may give the issuers a right to defer payments on the Debt Obligations. Such Debt Obligations are subject to special treatment under the original issue discount rules. Among other things, this treatment may result in you being required to recognize income for federal income tax purposes in a particular year with respect to a Debt Obligation even though the actual cash payments on the Debt Obligation have been deferred to a later year.



    Some Debt Obligations may have been purchased by you or the Preferred Plus Trust at a market discount. Market discount is generally the excess of the stated redemption price at maturity for the Debt Obligation over the purchase price of the Debt Obligation. Market discount can arise based on the price the trust pays for a Debt Obligation or on the price you pay for your units. Market discount is taxed as ordinary income. You will recognize this income when the trust receives principal payments on the Debt Obligation, when the Debt Obligation is disposed of or redeemed, or when you sell or redeem your units. Alternatively, you may elect to include market discount in taxable income as it accrues. Whether or not you make this election will affect how you calculate your basis and the timing of certain interest expense deductions.



    Alternatively, some Debt Obligations may have been purchased by you or the Preferred Plus Trust at a premium. Generally, if the tax basis of your pro rata portion of any Debt Obligation, generally including sales charges, exceeds the amount payable at maturity, such excess is considered premium. You may elect to amortize premium. If you make this election, you may reduce your interest income received on the Debt Obligation by the amount of the premium that is amortized and your tax basis will be reduced.



    If the price of your units includes accrued interest on a Debt Obligation, you must include the accrued interest in your tax basis in that Debt Obligation. When the trust receives this accrued interest, you must treat it as a return of capital and reduce your tax basis in the Debt Obligation.



    This discussion provides only the general rules with respect to the tax treatment of original issue discount, market discount and premium. The rules, however, are complex and special rules apply in certain circumstances. For example, the accrual of market discount or premium may differ from the discussion set forth above in the case of Debt Obligations that were issued with original issue discount.



    ROLLOVERS. If you elect to have your proceeds from the Preferred Plus Trust rolled over into the next series of the trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your units of the trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.



    LIMITATIONS ON THE DEDUCTIBILITY OF TRUST EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of the Preferred Plus Trust's income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by the trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.



    FOREIGN, STATE AND LOCAL TAXES. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you will not be subject to U.S. federal income taxes, including withholding taxes, on some of the income from the Preferred Plus Trust or on gain from the sale or redemption of your units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes.



    Some distributions by the Preferred Plus Trust may be subject to foreign withholding taxes. Any income withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid by the trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.



    In the opinion of Emmet, Marvin & Martin, LLP, Special Counsel to the trusts for New York tax matters, under the existing income tax laws of the State of New York, each trust is not an association taxable as a corporation and the income of each trust will be treated as the income of the unitholders thereof.


EXPERTS


    LEGAL MATTERS. Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the trusts and has passed upon the legality of the units.


    INDEPENDENT AUDITORS. The statements of financial condition, including the Trust Portfolios, appearing herein, have been audited by Grant Thornton LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and is included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

PERFORMANCE INFORMATION

    Information contained in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of a trust strategy or the actual performance of a trust may be included from time to time in other prospectuses or advertising material and may reflect sales charges and expenses of a trust. The performance of a trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales charge and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.


DESCRIPTION OF RATINGS



STANDARD & POOR'S ISSUE CREDIT RATINGS



    A Standard & Poor's issue credit rating is a current opinion of the credit-worthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor. Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.



LONG-TERM ISSUE CREDIT RATINGS



    Issue credit ratings are based, in varying degrees, on the following considerations:



  - Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;



  - Nature of and provisions of the obligation;



  - Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.



    The issue rating definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation applies when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.) Accordingly, in the case of junior debt, the rating may not conform exactly with the category definition.



AAA An obligation rated "AAA" has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.



AA An obligation rated "AA" differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.



A An obligation rated "A" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.



BBB An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. Obligations rated "BB", "B", "CCC", "CC", and "C" are regarded as having significant speculative characteristics. "BB" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.



BB An obligation rated "BB" is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.



B An obligation rated "B" is more vulnerable to nonpayment than obligations rated "BB", but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.



CCC An obligation rated "CCC" is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.



CC   An obligation rated "CC" is currently highly vulnerable to nonpayment.



CA A subordinated debt or preferred stock obligation rated "C" is CURRENTLY HIGHLY VULNERABLE to nonpayment. The "C" rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued. A "C" also will be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.



D An obligation rated "D" is in payment default. The "D" rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The "D" rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.



    Plus (+) or minus (-) The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.



r This symbol is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are not addressed in the credit rating.



N.R. This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.



MOODY'S PREFERRED STOCK RATINGS



Aaa Bonds and preferred stock which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.



Aa Bonds and preferred stock which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.



A Bonds and preferred stock which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa Bonds and preferred stock which are rated Baa are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack out standing investment characteristics and in fact have speculative characteristics as well.



Ba Bonds and preferred stock which are rated Ba are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.



B Bonds and preferred stock which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.



Caa Bonds and preferred stock which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.



Ca Bonds and preferred stock which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.



C Bonds and preferred stock which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.



    Note: Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

                     CLAYMORE SECURITIES DEFINED PORTFOLIOS
                               PROSPECTUS-PART B
                               FEBRUARY 27, 2003


WHERE TO LEARN MORE

You can contact us for free information about this and other investments.

VISIT US ON THE INTERNET
http://www.claymoresecurities.com

BY E MAIL
invest@claymoresecurities.com

CALL CLAYMORE
(800) 345-7999
Pricing Line (888) 248-4954

CALL THE BANK OF NEW YORK
(800) 701-8178 (investors)
(800) 647-3383 (brokers)

ADDITIONAL INFORMATION

    This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain a copy of this information (a duplication fee may be required):

       E MAIL:                publicinfo@sec.gov

       WRITE:                 Public Reference Section
                              Washington, D.C. 20549-0102

       VISIT:                 http://www.sec.gov (EDGAR Database)

       CALL:                  1-202-942-8090 (only for information on the operation of the
                              Public Reference System)

    When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

    THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE WITH RESPECT TO FUTURE TRUSTS AND MAY BE CHANGED. NO ONE MAY SELL UNITS OF A FUTURE TRUST UNTIL A REGISTRATION STATEMENT IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL UNITS AND IS NOT SOLICITING AN OFFER TO BUY UNITS IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

CONTENTS


                                                            Investment Summary
------------------------------------------------------------------------------
A CONCISE       2       Overview
DESCRIPTION             CLAYMORE OPPORTUNITY PORTFOLIO, UTILITIES SERIES 2
OF ESSENTIAL    2       Investment Objective
INFORMATION     2       Principal Investment Strategy
ABOUT THE       2       Security Selection
TRUSTS          2       Principal Risks
                3       Who Should Invest
                3       Essential Information
                3       Fees and Expenses
                4       Example
                4       Estimated Annual Income Distributions
                5       Trust Portfolio
                        Claymore Preferred Plus Portfolio, Series 2
                6       Investment Objective
                6       Principal Investment Strategy
                6       Security Selection
                7       Portfolio Diversification
                7       Principal Risks
                9       Who Should Invest
                9       Essential Information
                9       Fees and Expenses
                10      Example
                10      Estimated Annual Income Distributions
                11      Trust Portfolio

                                                 Understanding Your Investment
------------------------------------------------------------------------------
DETAILED        12      How to Buy Units
INFORMATION     15      How to Sell Your Units
TO HELP YOU     17      Distributions
UNDERSTAND      17      Investment Risks
YOUR            21      How the Trust Works
INVESTMENT      22      General Information
                23      Expenses
                24      Report of Independent Auditors
                25      Statements of Financial Condition

FOR THE TABLE OF CONTENTS OF PART B, SEE PART B OF THE PROSPECTUS.

Where to Learn More
------------------------------------------------------------------------------
YOU CAN CONTACT US FOR      VISIT US ON THE INTERNET
FREE INFORMATION ABOUT      http://www.claymoresecurities.com
THIS AND OTHER INVEST-      BY E-MAIL
MENTS.                      invest@claymoresecurities.com
                            -----------------------------
                            CALL CLAYMORE  (800) 345-7999
                            Pricing Line (888) 248-4954
                            CALL THE BANK OF NEW YORK
                            (800) 701-8178 (investors)
                            (800) 647-3383 (brokers)

Additional Information
------------------------------------------------------------------------------
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):
   E-MAIL: publicinfo@sec.gov
           ------------------
   WRITE:  Public Reference Section, Washington, D.C. 20549-0102
   VISIT:  http://www.sec.gov (EDGAR Database)
   CALL:   1-202-942-8090 (only for information on
           the operation of the Public Reference Section)


REFER TO:
   CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 143
   Securities Act file number:  333-103373
   Investment Company Act file number:  811-03763


When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE WITH RESPECT TO FUTURE TRUSTS AND MAY BE CHANGED. NO ONE MAY SELL UNITS OF A FUTURE TRUST UNTIL A REGISTRATION STATEMENT IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL UNITS AND IS NOT SOLICITING AN OFFER TO BUY UNITS IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.




                                          CLAYMORE SECURITIES
                                           DEFINED PORTFOLIOS
                                                   SERIES 143



                                                   PROSPECTUS
                                            FEBRUARY 27, 2003






                                         CLAYMORE OPPORTUNITY
                                                   PORTFOLIO,
                                           UTILITIES SERIES 2
                          CLAYMORE PREFERRED PLUS  PORTFOLIO,
                                                     SERIES 2



          [LOGO]
         CLAYMORE

                       CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

          The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

              INSURER/POLICY NO.                         AMOUNT

        National Union Fire Insurance
        Company of Pittsburgh,                           $250,000
        Pennsylvania
        959-9000

B. This amendment to the Registration Statement comprises the following papers and documents:

                               The facing sheet

                                The Prospectus

                                The signatures

                            Consents of Independent
                       Auditors and Counsel as indicated

                         Exhibits as listed on page S-5

                                   SIGNATURES

         The Registrant, Claymore Securities Defined Portfolios, Series 143 hereby identifies Claymore Securities Defined Portfolios, Series 129, Claymore Securities Defined Portfolios, Series 128, Claymore Securities Defined Portfolios, Series 121, Claymore Securities Defined Portfolios, Series 118, Claymore Securities Defined Portfolios, Series 117, Claymore Securities Defined Portfolios, Series 116, Ranson Unit Investment Trusts, Series 53 and Series 90, Kemper Defined Funds, Series 9, Kemper Defined Funds, Series 45, Kemper Defined Funds Insured National Series 1, Kemper Insured Corporate Trust, Series 1, Kemper Tax-Exempt Insured Income Trust, Multi-State Series 19, and Kemper Government Securities Trust, Series 39 (GNMA Portfolio), Series 40 (GNMA Portfolio) and Series 41 (U.S. Treasury Portfolio) for purposes of the representations required by Rule 487 and represents the following:

         (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

         (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

         (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Claymore Securities Defined Portfolios, Series 143 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Wheaton and State of Illinois on the 27th day of February, 2003.

                             CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 143
                                                (Registrant)

                              By CLAYMORE SECURITIES, INC.
                                                (Depositor)

                                        By      /s/ Nicholas Dalmaso
                                            ------------------------------
                                               Executive Vice President
                                                 and General Counsel

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

          SIGNATURE*                                TITLE**                                                 DATE
          ----------                                -----                                                   ----
Benjamin Fulton*                       President and Director                          )      /s/ Nicholas Dalmaso
                                                                                       )     -------------------------
                                                                                       )        Nicholas Dalmaso
                                                                                       )     Attorney-in-Fact*
David Hooten*                          Chairman of the Board of Directors              )
                                                                                       )    February 27, 2003


/s/ Charles Millington                 Chief Financial Officer                              February 27, 2003
------------------------------
Charles Millington


/s/ Nicholas Dalmaso                   Executive Vice President                             February 27, 2003
------------------------------         Secretary, Treasurer
Nicholas Dalmaso                       and Director

*    An executed copy of each of the related powers of attorney were filed as
     Exhibit 6.0 to Registration Statement No. 333-98345 on August 22, 2002.

** The titles of the persons named herein represent their capacity in and relationship to Claymore Securities, Inc., the Depositor.

                         CONSENT OF INDEPENDENT AUDITORS

The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.

                          CONSENT OF CHAPMAN AND CUTLER

The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1, 3.2(a) and 3.2(b) to the Registration Statement.

                     CONSENT OF EMMET, MARVIN & MARTIN, LLP

The consent of Emmet, Marvin & Martin, LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinion filed by this amendment as Exhibit 3.3 to the Registration Statement.

                                LIST OF EXHIBITS

1.1     Reference Trust Agreement.

1.1.1   Standard Terms and Conditions of Trust (Reference is made to Exhibit
        1.1.1 to Amendment No. 1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828) filed on December 18, 2001).

2.1 Form of Code of Ethics (Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Ranson Unit Investment Trusts, Series 92 (File No. 333-31782) filed on March 4, 2000).

3.1 Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement.

3.2(a) Opinion of counsel as to Federal income tax status of securities being registered including a consent to the use of its name in the Registration Statement.

3.2(b) Opinion of counsel as to Federal income tax status of securities being registered including a consent to the use of its name in the Registration Statement.

3.3 Opinion of counsel as to New York income tax status of securities being registered including a consent to the use of its name in the Registration Statement.

3.4     Opinion of counsel as to the Trustee and the Trust(s).

4.1     Consent of Independent Auditors.